Exhibit 99.1

Weibo Announces Management Change

BEIJING, Sept. 15, 2017 /PRNewswire/ — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced that Mr. Herman Yu has resigned as Chief Financial Officer of the Company to pursue other opportunities. Mr. Yu’s duties will be assumed on an interim basis by Ms. Fei Cao, Vice President, Finance of the Company, until a successor is appointed.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Contact:

Investor Relations

Weibo Corporation

Phone: +8610 5898-3017

Email: ir@staff.weibo.com